SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the quarterly period ended March 31, 1997

Commission File Number 0-22750

PART I          REGISTRANT INFORMATION

Full Name of Registrant:          ROYALE ENERGY, INC.

Address of Principal Executive Office (Street and Number)

                   7676 HAZARD CENTER DRIVE, SUITE 1500
                           SAN DIEGO, CA 92108

PART II          RULES 12b-25(b) AND (c)

(a) The reasons described in reasonable in detail in part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III          NARRATIVE

The Report on Form 10-QSB for Royale Energy, Inc. (the Company) for the quarter ended March 31, 1997, is due to be filed on May 14, 1997. As of August 13, 1997, the unaudited interim financial statement is not yet complete because information has only recently been compiled by the Company's internal accounting staff, and the information has not yet been reviewed by senior management of the Company and by the Company's attorneys. Management's review may necessitate further revisions to the interim unaudited financial statements and to the text of the Form 10-QSB. The
Company expects that its Form 10-QSB will be filed before May 29, 1997.

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PART IV          OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

             Lee Polson               512-474-8881

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES          [ ] NO

(3) Is it anticipated that any significant in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES          [X] NO

                                      SIGNATURES

Royale Energy, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYALE ENERGY INC,

DATE: May 14, 1997                      /S/ DONALD H. HOSMER
                                        DONALD H. HOSMER, PRESIDENT AND
                                        CHIEF EXECUTIVE OFFICER